                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.           )<F*>
                                        -----------


                         Southwall Technologies Inc.
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  844090 10 1
                      ------------------------------------
                                (CUSIP Number)

                                Mary B. Cody
                                Solutia Inc.
                              10300 Olive Blvd.
                            St. Louis, Mo. 63166
- ------------------------------------------------------------------------------
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

        September 1, 1997 - Spinoff of Monsanto Company's Chemicals Business
        --------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

[FN]
<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                 (Continued on following page(s))

                        Page 1 of 10 Pages



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- -------------------------                           ---------------------------
 CUSIP No.  844 090 10 1         SCHEDULE 13D        Page   2  of 10  Pages
          ---------------                                 ----    ---
- -------------------------                           ---------------------------

- -------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    Solutia Inc. IRS ID No. 43-1781797
- -------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
                                                                   (a) / /
                                                                   (b) /X/

- -------------------------------------------------------------------------------
 3  SEC USE ONLY


- -------------------------------------------------------------------------------
 4  SOURCE OF FUNDS<F*>

    Not Applicable
- -------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO / / ITEMS 2(d) OR 2(e)


- -------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
- -------------------------------------------------------------------------------
                7  SOLE VOTING POWER

  NUMBER OF     414,159 (assumes conversion of convertible note at $9.95/share)
    SHARES      ---------------------------------------------------------------
 BENEFICIALLY   8  SHARED VOTING POWER
   OWNED BY
     EACH
   REPORTING    ---------------------------------------------------------------
    PERSON      9  SOLE DISPOSITIVE POWER
     WITH
                414,159 (assumes conversion of convertible note at $9.95/share)
                ---------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER


- -------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


    414,159 (assumes conversion of convertible note at $9.95/share)
- -------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        / /
    SHARES<F*>


- -------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.4% (assumes conversion of convertible note at $9.95/share)
- -------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON<F*>

    CO
- -------------------------------------------------------------------------------
[FN]
                      <F*>SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer
- ----------------------------

      This Statement relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Southwall Technologies, Inc., a Delaware corporation ("Southwall"). The address of Southwall's principal executive offices is 1029 Corporation Way, Palo Alto, California 94303, Telephone (415) 962-9111.

Item 2.  Identity and Background
- --------------------------------

      This Schedule is being filed by reason of the acquisition by Solutia Inc. of beneficial ownership of Monsanto Company's entire interest in the shares of Common Stock of Southwall as a result of the spinoff of Monsanto Company's chemicals business on September 1, 1997. Solutia Inc. has acquired beneficial ownership of 147,828 shares of the Common Stock of Southwall held in Monsanto Company's name and 266,331 shares of the Common Stock of Southwall represented by conversion of the unpaid portion as of September 1, 1997 of the $2,650,000 Convertible Subordinated Note, due May 31, 1999, convertible into Southwall Common Stock at $9.95 per share (the "Note"). The shares of Common Stock of Southwall and the Note currently are held by Monsanto Company in trust for Solutia Inc. pending transfer of legal title.

      Solutia Inc. ("Solutia") is a Delaware corporation with its principal executive offices located at 10300 Olive Blvd., St. Louis, Missouri 63166. Solutia is a multi-national company and the successor to Monsanto Company's chemicals business, principally engaged, directly and through subsidiaries, in the manufacture and sale of a widely diversified line of chemical products.

      The name, residence or business address and principal occupation of each director and executive officer are set forth in Exhibit A, annexed hereto and incorporated herein by reference. All such persons are citizens of the United States.

      Neither Solutia, nor, to the best of Solutia's knowledge, any of the other individuals listed in Exhibit A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
- ----------------------------------------------------------

      Solutia's interest in Southwall was acquired through the spinoff of Monsanto Company's chemicals business on September 1, 1997, pursuant to which Solutia succeeded to the interests held by Monsanto Company. The spinoff was effected through the transfer of assets (including Monsanto's interest in Southwall) to Solutia and the distribution of all shares of Solutia by dividend to shareholders of Monsanto Company.

Item 4.  Purpose of the Transactions
- ------------------------------------

      Solutia has succeeded to the interest of Monsanto Company which acquired the shares of Common Stock and the Note of Southwall on May 2, 1989 for the purpose of making an investment in Southwall and providing Southwall with additional working capital.

      Except as set forth below in this Item 4, Solutia does not have any present plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of Southwall, or the disposition of securities of Southwall (except that the Note may be converted into Common Stock); (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Southwall or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Southwall or any of its subsidiaries; (iv) any change in the present Board of Directors or management of Southwall, including any plans or proposals to change the number or term of the directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of Southwall; (vi) any other material change in Southwall's business or corporate structure; (vii) changes in Southwall's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of Southwall by any person; (viii) causing a class of securities of Southwall to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of Southwall becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.


      Solutia will continue to evaluate its investment in the shares of the Common Stock and Note of Southwall in the light of changing circumstances and reserves the right to take such action in regard to such investment in the future as it deems to be in its best interest.

Item 5.  Interest in Securities of the Issuer
- ---------------------------------------------

      As of June 29, 1997, Southwall had outstanding an aggregate of 7,632,927 shares of Common Stock assuming conversion of the Note.

      As a result of the spinoff by Monsanto Company and the transfer of beneficial ownership of Common Stock of Southwall effected as of September 1, 1997, Solutia beneficially owns an aggregate of 147,828 shares of Southwall Common Stock and an additional 266,331 shares of Common Stock (based on the conversion of the Note). Solutia would have a beneficial ownership interest of 5.4% of the then-resulting outstanding Common Stock of Southwall based on a 414,159 share beneficial ownership. Based on the ownership of 147,828 shares of Common Stock by Solutia and assuming no conversion of the Note, Solutia has an ownership interest of less than 5.0% of Southwall.

      Solutia has not effected any transactions in the Common Stock of Southwall (other than in connection with the transactions described herein) in the past 60 days.

      Solutia has the sole power to vote and dispose of the shares of the Common Stock owned of record by Solutia or Monsanto.

      Except as described above, Solutia does not beneficially own any shares of Southwall's Common Stock or know any other person who has, the right to receive or the power to direct the receipt of dividends on the Common Stock owned beneficially by Solutia.

Item 6.  Contracts, Arrangements, Understandings or Relationships with
- ---------------------------------------------------------------------
Respect to Securities of the Issuer
- -----------------------------------

      Solutia generally has the contracts, arrangements and understandings set forth in Item 4 above, subject to the current arrangement with Monsanto Company pending transfer of legal title of the shares of Common Stock of Southwall and the Note from Southwall.


Item 7.  Material to be Filed as Exhibits
- -----------------------------------------

      Exhibit A               List of Directors, Executive Officers and
                              persons deemed to be controlling persons of Solutia

      Exhibit B               Copy of Southwall Technologies Inc. $2,650,000
                              Convertible Subordinated Note due May 31, 1999
                              (incorporated by references herein from Monsanto
                              Company's Schedule 13D filed June 26, 1989)

                                   SIGNATURE
                                   ---------

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                    SOLUTIA INC.




                                    By  /s/ Karl R. Barnickol
                                       --------------------------------
                                        Karl R. Barnickol
                                        Secretary

Date: September 10, 1997

                                   EXHIBIT A
                                   ---------


The name, residence or business address, and present principal occupation of each director and executive officer, and of each person who may be deemed to be a controlling person, of Solutia Inc. are as follows (unless otherwise indicated, the business address of each such person is 10300 Olive Boulevard, St. Louis, Missouri 63166-6760).

Name                                Present Principal Occupation and Address
- ----                                ----------------------------------------
Karl R. Barnickol                   Senior Vice President and Secretary, Solutia

Rodney L. Bishop                    Vice President and Treasurer, Solutia

Robert T. Blakely<F*>               Executive Vice President & Chief Financial Officer
                                    Tenneco, Inc.
                                    1275 King Street
                                    Greenwich, CT 06831

Joan T. Bok<F*>                     Chairman, NEES Companies
                                    22 Beacon Street
                                    Boston, MA 02108

Dennis L. Cavner                    Vice President, Solutia

Robert A. Clausen                   Senior Vice President, Solutia

Sheila Feldman                      Vice President, Solutia

G. Bruce Greer                      Vice President, Solutia

Paul H. Hatfield<F*>                Retired Chairman of Petrolite Corporation
                                    Presently with Hatfield Capital Group
                                    12444 Powerscourt Drive, Suite 300
                                    St. Louis, MO 63131-3620

Roger S. Hoard                      Vice President and Controller, Solutia

John C. Hunter III<F*>              President, Solutia

Robert H. Jenkins<F*>               Chairman of the Board and CEO
                                    Sundstrand Corporation
                                    4949 Harrison Ave.
                                    Rockford, IL 61125-7003


                                Page 9 of 10


                                    8

Howard M. Love<F*>                  Retired Chief Executive Officer
                                    National Intergroup, Inc.
                                    One Mellon Bank Center
                                    500 Grant Street, Suite 2715
                                    Pittsburgh, PA 15219

Frank A. Metz, Jr.<F*>              Retired Executive Vice President of IBM
                                    One Sterlington Road
                                    Pierson Lakes, Box 26
                                    Sloatsburg, NY 10974

Michael E. Miller                   Senior Vice President, Solutia

O. Jerry Mullis                     Vice President, Solutia

Robert G. Potter<F*>                Chairman of the Board and Chief Executive
                                    Officer, Solutia

William D. Ruckelshaus<F*>          Principal, Madrona Investment Group, LLC
                                    1000 Second Avenue, Suite 3700
                                    Seattle, WA 98104

John B. Slaughter<F*>               President, Occidental College
                                    1600 Campus Road
                                    Los Angeles, CA 90041


- ---------------------
<F*>Director of Monsanto

                                 Page 10 of 10